UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 29, 2005

NTS MORTGAGE INCOME FUND

(Exact Name of Registrant as Specified in its Charter)

Delaware	**0-18550**	**61-1146077**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**10172 Linn Station Road,
Louisville, Kentucky 40223**
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On December 29, 2005, NTS Mortgage Income Fund sent a notice to its shareholders regarding a mini-tender offer by CMG Partners, LLC. A copy of the notice is attached to this current report on Form 8-K as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Exhibits:

Exhibit No.	Description
99.1	Notice to Shareholders dated December 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND

/s/ Brian F. Lavin

By: Brian F. Lavin

Its: President

Date: December 29, 2005

EXHIBIT 99.1

NOTICE TO SHAREHOLDERS DATED DECEMBER 29, 2005

December 29, 2005

Dear NTS Mortgage Income Fund Shareholder:

On December 19, 2005, we learned of another offer by CMG Partners, LLC to purchase your shares in NTS Mortgage Income Fund for $3.80 per share in cash. This offer, known as a "mini-tender," is structured to avoid the filing, disclosure and procedural requirements designed to protect investors such as yourself. As management of NTS Mortgage Income Fund, we are responsible for ensuring that you receive the material facts necessary for you to make an informed investment decision. We believe that CMG's offer fails to comply with the rules and guidelines applicable to these offers and that its price is inadequate. We recommend that you reject the offer.

We believe that CMG has failed to provide you with the important procedural safeguards associated with tender offers for which filings are required by the SEC. Specifically, if you tender to CMG, you will only have the right to withdraw your shares for a period of ten (10) days. Under SEC rules applicable to tender offers, you would be able to withdraw at any time up until closing of the tender. Also, CMG's offer is structured to make you decide quickly without potentially adequate time to consider all of the facts because it does not have any provision requiring pro rata treatment if shareholders tender more interests than CMG desires to purchase. Under SEC rules applicable to tender offers, CMG would be required to accept tenders on a pro rata basis. Finally, CMG's offer fails to adequately disclose important matters required under the SEC's guidelines. For example, CMG fails to clearly summarize how it determined its offer price. The only reference is a vague statement that CMG applied a discount to the current estimated liquidation value of NTS Mortgage Income Fund's shares.

CMG also indicates in its offer that NTS Mortgage Income Fund "continues to lose money." This is an inaccurate and confusing statement. NTS Mortgage Income Fund has achieved net income for the three months ending September 30, 2005 and for the nine months ending September 30, 2005. For more related information, please refer to NTS Mortgage Income Fund's Form 10-Q for the quarterly period ending September 30, 2005, as filed with the Securities and Exchange Commission.

Importantly, please note that CMG's offer can be revoked at any time in its sole discretion. The SEC has stated that offers that may be revoked for any reason may be considered a "fraudulent, deceptive or manipulative practice" under the Securities Exchange Act of 1934. Also, CMG's "Agreement of Assignment and Transfer" included with the tender offer contains qualifications and contingencies that you should carefully read before you make any decision. For these and other reasons, we recommend that you not accept CMG's offer. You should also consult a publication of the U.S. Securities and Exchange Commission entitled "Mini-Tender Offers: Tips for Investors," which is available on the SEC's website at www.sec.gov/investor/pubs/minitend.htm. If you decide to tender and CMG accepts, we will only accept a request for a transfer as long as SEC rules and regulations, including the above guidelines, are followed and the transfer complies with our bylaws.

Forward Looking Information

This notice may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by NTS Mortgage Income Fund with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If you have any questions or would like additional information,
please call 800-928-1492, extension 544.

Sincerely,

/s/ Brian F. Lavin

Brian F. Lavin
President of NTS Mortgage Income Fund